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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                       SEC FILE NUMBER 000-28782

                          NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] FORM 10-Q   [ ] Form N-SAR

                        For Period Ended: December 31, 2001


[   ]   Transition Report on Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]   Transition Report on Form 20-F    [   ]  Transition Report on Form N-SAR
[   ]   Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________


Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


NEOTHERAPEUTICS, INC.
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Full Name of Registrant


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Former Name if Applicable


157 TECHNOLOGY DRIVE
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Address of Principal Executive Office (Street and Number)


IRVINE, CA 92618
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City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]        (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

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         [X]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20F, 11-K, 10-Q, and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company has been unable to complete the Form 10-K in a timely manner without unreasonable effort and expense because the Company operates with limited administrative personnel who have been engaged in negotiating a major financial transaction. In addition, if the Company successfully completes such negotiations, the transaction may significantly impact the disclosures contained in the Form 10-K. Therefore, the Company hereby requests additional time in which to file its Form 10-K to ensure that the disclosures in the Form 10-K are accurate and correct.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             SAMUEL GULKO                     (949)              788-6700
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                [X] Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $28 million for its fiscal year ended December 31, 2001 as compared to a net loss of approximately $46 million for its fiscal year ended December 31, 2000. The decrease in the net loss was due primarily to the Company internally managing the majority of its clinical trials instead of using more expensive outside clinical research organizations. The Company previously announced these results in a press release dated March 14, 2002.


                             NeoTherapeutics, Inc.
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                  (Name of Registrant as Specified in Charter)

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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      April 1, 2001            By  /s/ SAMUEL GULKO
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                                        SAMUEL GULKO, CHIEF FINANCIAL OFFICER